SOUTHERN ENERGY COMPANY, INC.
                          100 W. Liberty St. 10th Floor
                                    Reno, NV
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VIA EDGAR ONLY

November 5, 2009

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: David Edgar and Craig Wilson

Re: Southern Energy Company Inc.

To Whom It May Concern:

In response to your letter dated September 1, 2009, Southern Energy Company Inc. wishes to address the following:

     (1) Southern Energy Company Inc is responsible for the adequacy and accuracy of the disclosure in the filing;

     (2) The company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (3) Southern Energy Company Inc may not assert staff comments as a defense in any proceeding Initiated by the Commission or any person under the federal securities laws of the United States.

Additionally we have filed an 8-K dated October 27, 2009 disclosing information stating that the PCAOB revoked the registration of Moore and Associates Chartered. We trust that everything is in order. If you have any questions or concerns, please feel free to contact us anytime.

Very truly yours,


/s/ Ricardo Munoz
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Ricardo Munoz